RENNOVA HEALTH, INC.

400 South Australian Avenue, Suite 800

West Palm Beach, Florida 33401

(561) 855-1626

July 13, 2016

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Rennova Health, Inc. Registration Statement on Form S-1 File No. 333-211515

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), Rennova Health, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 5:00 p.m., Eastern Time, on Wednesday, July 13, 2016, or as soon thereafter as is practicable.

In making its request, the Company acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;
(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement;
(iii)	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and
(iv)	the Company is aware of its obligations under the Act, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call J. Thomas Cookson at Akerman LLP at (305) 982-5560 as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Seamus Lagan

Seamus Lagan

President and Chief Executive Officer

Cc:       Gabriel Eckstein (Securities and Exchange Commission)